Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Michael Foland

November 10, 2020

Re:	Virtuix Holdings Inc. Offering Statement on Form 1-A Response dated November 6, 2020 File No. 024-11309

Dear Mr. Spirgel,

Thank you for your comments dated November 6, 2020 regarding the Offering Statement of Virtuix Holdings Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Amendment No. 2 to the Offering Statement on Form 1-A

Cover Page

1.	Please revise the cover page to disclose the amount of the transaction fee that investors will pay to SeedInvest when they purchase the Series A-2 Preferred shares being offered through the SeedInvest online platform. Disclose how an investor can purchase shares without paying the transaction fee. Disclose the offering price per share of Securities A-2 Preferred Stock both with and without the transaction fee. Confirm that the transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C). Provide similar disclosure in the Plan of Distribution section.

The Company has revised the disclosure on the cover page to: (i) disclose the amount of the transaction fee that investors will pay to SeedInvest when they purchase the Series A-2 Preferred shares being offered through the SeedInvest online platform, (ii) disclose how an investor can purchase shares without paying the transaction fee, (iii) disclose the offering price per share of Securities A-2 Preferred Stock both with and without the transaction fee and (iv) confirmed that the transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C). Further, the Company has revised disclosure in the Plan of Distribution section to reflect the updates that were made to the cover page.

Dilution, page 15

2.	We note from your disclosure on page 8 that certain subordinated convertible promissory notes will convert into the Series A-2 Preferred Stock if the Company raises $1,000,000 in this offering prior to December 31, 2020. Please revise to clarify whether this is an automatic conversion, and if so, include the effects of conversion in the table on page 16.

The Company has revised disclosure in the table on page 16 to show the effects of the conversion of certain subordinated promissory notes.

Plan of Distribution, page 18

3.	In response to prior comment 3, you disclose that, “[i]f a purchase is made by means other than the Online Platform, investors will not be charged the non-refundable transaction fee equal to 2% of the amount they invest.” Please disclose specifically how investors may purchase shares by means other than the SeedInvest online platform.

The disclosure has been updated on page 18, under the heading “Direct Investment – Plan of Distribution”

to disclose how investors may purchase shares by other means other than the SeedInvest online platform.

4.	We note that you disclose investor perks in connection with this offering on the Company’s website and the Virtuix page on SeedInvest's website. Please disclose the perks that investors may receive for purchasing shares in the offering.

The Company has included a Perks section on page 18 of the Offering Statement, disclosing the perks that investors may receive for purchasing shares in the offering.

Use of Proceeds to Issuer, page 20

5.	Please disclose if there is a maximum amount of debt cancellation you would accept for shares in the offering.

The Company has updated page 20 the Use of Proceeds to Issuer, to state the Company has not set a maximum amount of debt cancellation that it would accept as payment for shares of the Series A-2 Preferred Stock.

Exhibits

6.	Please disclose the transaction fee that investors will pay to SeedInvest in the Exhibit 4.1.

The Company has revised Exhibit 4.1, Section 1(b), to include the transaction fee that investors will pay to SeedInvest.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Jan Goegeluk

Chief Executive Virtuix Holdings Inc.

1826 Kramer Lane, Suite H

Austin, TX 78758